Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated January 9, 2014
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
Equity Index Underlying Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

# HSBC USA Inc.
## Buffered Accelerated Market Participation Securities™ ("Buffered AMPS")

- $1,644,000 Buffered AMPS™ linked to a basket consisting of the S&P 500® Index (50%), the iShares® MSCI EAFE ETF (25%), the Russell 2000® Index (15%) and the iShares® MSCI Emerging Markets ETF (10%)
- Approximately three-year maturity
- 1.25x exposure to any positive return of the reference asset, subject to a maximum return of 32%
- Protection from the first 15% of any losses of the reference asset
- All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("Buffered AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplements. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-19 of this pricing supplement.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement and page S-2 of the accompanying ETF Underlying Supplement.**

The Estimated Initial Value of the securities on the Pricing Date is $983.30 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000 | $0 | $1,000 |
| Total | $1,644,000 | $0 | $1,644,000 |

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-19 of this pricing supplement.

**The Securities:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

The world's local bank

# HSBC USA Inc.
# Buffered Accelerated Market Participation Securities™ (Buffered AMPS)



Linked to a basket consisting of the S&P 500® Index, the iShares® MSCI EAFE ETF, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

This pricing supplement relates to an offering of Buffered Accelerated Market Participation Securities. The securities will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplements. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 85% of your principal.**

**This pricing supplement relates to a single offering of securities, linked to the performance of an unequally weighted basket (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the offering of securities:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per security |
| **Reference Asset:** | SPX/EFA/RTY/EEM Basket |
| **Reference Asset Components:** | S&P 500® Index ("SPX")<br>iShares® MSCI EAFE ETF ("EFA")<br>Russell 2000® Index ("RTY")<br>iShares® MSCI Emerging Markets ETF ("EEM") |
| **Component Weightings:** | With respect to the SPX, 50%, with respect to the EFA, 25%, with respect to the RTY, 15%, and with respect to the EEM, 10%. |
| **Upside Participation Rate:** | 125% (1.25x) |
| **Maximum Cap:** | 32% |
| **Trade Date:** | January 9, 2014 |
| **Pricing Date:** | January 9, 2014 |
| **Original Issue Date:** | January 14, 2014 |
| **Final Valuation Date:** | January 11, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Maturity Date:** | January 17, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | *If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:<br>(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and<br>(b) $1,000 + ($1,000 × Maximum Cap).<br>*If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value*, you will receive $1,000 per $1,000 Principal Amount (zero return).<br>*If the Reference Return is less than the Buffer Value*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:<br>$1,000 + ($1,000 × (Reference Return + 15%)).<br>Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Value, you will lose up to 85% of your investment.** |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows:<br><br>$\dfrac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$ |

| | |
|---|---|
| Buffer Value: | -15% |
| Initial Value: | Set to 100 on the Pricing Date. |
| Final Value: | The Reference Asset Closing Value on the Final Valuation Date. |
| Reference Asset Closing Value: | On any scheduled trading day, the Reference Asset Closing Value will be calculated as follows:<br><br>100 × (1 + (sum of the Reference Asset Component Return multiplied by the respective Component Weighting for each Reference Asset Component))<br><br>Each of the Reference Asset Component Returns set forth in the formula above refers to the return for the Reference Asset Component, which reflects the performance of the Reference Asset Component, expressed as the percentage change from the Initial Component Value of that Reference Asset Component to its Final Component Value. |
| Initial Component Value: | 1,838.13 with respect to the SPX, $66.20 with respect to the EFA, 1,158.35 with respect to the RTY, and $39.57 with respect to the EEM, each of which was the Official Closing Value (as defined below) of the respective Reference Asset Component on the Pricing Date as determined by the calculation agent. |
| Final Component Value: | With respect to each Reference Asset Component, its Official Closing Value on the Final Valuation Date. |
| Official Closing Value: | The closing level or closing price, as applicable, of each Reference Asset Component on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the EFA, "EFA UP <EQUITY>", with respect to the RTY, "RTY <INDEX>", and with respect to the EEM, "EEM UP <EQUITY>"), for each Reference Asset Component, any successor page on the Bloomberg Professional® service or any successor service, as applicable. With respect to the EFA and EEM, their Official Closing Values will be subject to adjustment by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. |
| Form of Securities: | Book-Entry |
| Listing: | The securities will not be listed on any U.S. securities exchange or quotation system. |
| Estimated Initial Value: | The Estimated Initial Value of the securities is than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value was calculated on the Pricing Date. See "Risk Factors — The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any." |
| CUSIP/ISIN: | 40432XQY0/US40432XQY03 |

## GENERAL

This pricing supplement relates to a single offering of securities, linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, page S-3 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, an Equity Index Underlying Supplement and an ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the Equity Index Underlying Supplement and the ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Reference Return is greater than zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

**If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value,** you will receive $1,000 per $1,000 Principal Amount (zero return).

**If the Reference Return is less than the Buffer Value,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 15%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value.  For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount, subject to the credit risk of HSBC.  **You should be aware that if the Reference Return is less than the Buffer Value, you will lose up to 85% of your investment.**

### Interest

The securities will not pay interest.

### Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

### Payment When Offices or Settlement Systems Are Closed

If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

### Reference Sponsors and Reference Issuer

With respect to the SPX, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor.  With respect to the RTY, the Russell Investment Group is the reference sponsor.  With respect to the EFA and the EEM, iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The securities may be suitable for you if:**

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -15%.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset Components or the Reference Asset Components themselves, as applicable.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

**The securities may not be suitable for you if:**

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -15%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset Components or the Reference Asset Components themselves, as applicable.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement.  Investing in the securities is not equivalent to investing directly in the EFA or the EEM or any of the stocks comprising or held by any Reference Asset Component.  You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▶ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the securities may result in a loss.**
You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Value of -15%.  Accordingly, if the Reference Return is less than -15%, your Payment at Maturity will be less than the Principal Amount of your securities.  You will lose up to 85% of your investment at maturity if the Reference Return is less than the Buffer Value.

**The appreciation on the securities is limited by the Maximum Cap.**
You will not participate in any appreciation in the value of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap of 32%. You will not receive a return on the securities greater than the Maximum Cap.

**Credit risk of HSBC USA Inc.**
The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

**The securities will not bear interest.**
As a holder of the securities, you will not receive interest payments.

**Changes that affect the Reference Asset Components will affect the market value of the securities and the amount you will receive at maturity.**
The policies of the reference sponsors or the reference issuer concerning additions, deletions and substitutions of the constituents comprising the relevant Reference Asset Components and the manner in which the reference sponsors or the reference issuer takes account of certain changes affecting those constituents may affect the values of those Reference Asset Components.  The policies of the reference sponsors or the reference issuer with respect to the calculation of the relevant Reference Asset Components could also affect the values of those Reference Asset Components.  The reference sponsors or the reference issuer may discontinue or suspend calculation or dissemination of the relevant Reference Asset Components. Any such actions could affect the value of the securities.

**The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**
The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the

securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.**
The Estimated Initial Value of the securities was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

**The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**
The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

**If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.**
Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately seven months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

**The securities lack liquidity.**
The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts of interest may exist.**
HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**The amount payable on the securities is not linked to the values of the Reference Asset Components at any time other than on the Final Valuation Date.**

The Final Value will be based on the Official Closing Values of the Reference Asset Components on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the values of the Reference Asset Components appreciate prior to the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than their respective Initial Component Value, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the values of the Reference Asset Components prior to such decrease. Although the actual values of the Reference Asset Components on the stated Maturity Date or at other times during the term of the securities may be higher than their respective Final Component Value, the Payment at Maturity will be based solely on the Official Closing Values of the Reference Asset Components on the Final Valuation Date.

**Change in the value of one or more Reference Asset Components may be offset by change in the values of the other Reference Asset Components.**

A change in the value of one or more Reference Asset Components on the Final Valuation Date may not correlate with change in the values of the other Reference Asset Components. The value of one or more Reference Asset Components may increase, while the values of the other Reference Asset Components may not increase as much, or may even decrease. Therefore, in calculating the value of the Reference Asset, increases in the value of one or more Reference Asset Components may be moderated, or wholly offset, by lesser increases or decreases in the values of the other Reference Asset Components. This effect is further amplified by the differing weights of the Reference Asset Components. Changes in the level of the SPX, which is more heavily weighted in the Reference Asset, will have a larger impact than changes in the values of the other three Reference Asset Components.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Even if our or our affiliates' securities are held by the EFA, we or our affiliates will not have any obligation to consider your interests.**

Our parent HSBC Holdings plc is currently one of the companies included in the MSCI EAFE Index, the underlying index to the EFA. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the level of the MSCI EAFE Index and the price of the EFA.

**Small-capitalization risk.**

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

**Risks associated with non-U.S. companies.**

The values of the EFA and the EEM depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EFA or the EEM and, as a result, the value of the securities.

**Risks associated with emerging markets.**

An investment in the securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations that have securities included in the EEM are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

**The securities will not be adjusted for changes in exchange rates.**

Although the equity securities that are held by the EFA and the EEM are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the EFA or the EEM, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset or the Official Closing Value of any Reference Asset Component. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your securities are linked or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples are based on the followingterms:

- Principal Amount: $1,000
- Upside Participation Rate: 125%
- Maximum Cap: 32%
- Buffer Value: -15%

| Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Securities |
|---|---|---|
| 100.00% | $1,320.00 | 32.00% |
| 80.00% | $1,320.00 | 32.00% |
| 60.00% | $1,320.00 | 32.00% |
| 40.00% | $1,320.00 | 32.00% |
| **25.60%** | **$1,320.00** | **32.00%** |
| 20.00% | $1,250.00 | 25.00% |
| 10.00% | $1,125.00 | 12.50% |
| 5.00% | $1,062.50 | 6.25% |
| 2.00% | $1,025.00 | 2.50% |
| 1.00% | $1,012.50 | 1.25% |
| **0.00%** | **$1,000.00** | **0.00%** |
| -1.00% | $1,000.00 | 0.00% |
| -2.00% | $1,000.00 | 0.00% |
| -10.00% | $1,000.00 | 0.00% |
| **-15.00%** | **$1,000.00** | **0.00%** |
| -20.00% | $950.00 | -5.00% |
| -40.00% | $750.00 | -25.00% |
| -60.00% | $550.00 | -45.00% |
| -80.00% | $350.00 | -65.00% |
| -100.00% | $150.00 | -85.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The Reference Return is 2.00%.**

| | |
|---|---|
| Reference Return: | 2.00% |
| **Final Settlement Value:** | **$1,025.00** |

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,025.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 125%)

= $1,025.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 125% when such Reference Return is positive and, as multiplied by the Upside Participation Rate, equal to or less than the Maximum Cap.

**Example 2: The Reference Return is 60.00%.**

| | |
|---|---|
| Reference Return: | 60.00% |
| **Final Settlement Value:** | **$1,320.00** |

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,320.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 32%)

= $1,320.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by 125% exceeds the Maximum Cap.

**Example 3: The Reference Return is -5.00%.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the Reference Return is less than zero but greater than the Buffer Value of -15%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 3 shows that you will receive the return of your principal investment where the value of the Reference Asset declines by no more than 15% over the term of the securities.

**Example 4: The Reference Return is -30.00%.**

| | |
|---|---|
| Reference Return: | -30.00% |
| **Final Settlement Value:** | **$850.00** |

Because the Reference Return is less than the Buffer Value of -15%, the Final Settlement Value would be $850.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 15%))

= $1,000 + ($1,000 × (-30.00% + 15%))

= $850.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Value of -15%. YOU MAY LOSE UP TO 85% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

## INFORMATION RELATING TO THE S&P 500® INDEX

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of January 9, 2014 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 9, 2009 through January 9, 2014. The closing level for the SPX on January 9, 2014 was 1,838.13. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPX on the Final Valuation Date.

### License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The SPX (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR

AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

# INFORMATION RELATING TO THE ISHARES® MSCI EAFE ETF

## Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of December 31, 2013, the MSCI EAFE Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

***For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" beginning on page S-24 of the accompanying ETF Underlying Supplement.***

## Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from January 9, 2009 through January 9, 2014. The closing price for the EFA on January 9, 2014 was $66.20. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EFA on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | $79.22 | $65.63 | $71.90 |
| 4/1/2008 | 6/30/2008 | $78.76 | $68.06 | $68.70 |
| 7/1/2008 | 9/30/2008 | $68.39 | $52.36 | $56.30 |
| 10/1/2008 | 12/31/2008 | $56.42 | $35.53 | $44.87 |
| 1/2/2009 | 3/31/2009 | $45.61 | $31.56 | $37.59 |
| 4/1/2009 | 6/30/2009 | $49.18 | $37.28 | $45.81 |
| 7/1/2009 | 9/30/2009 | $56.31 | $43.49 | $54.70 |
| 10/1/2009 | 12/31/2009 | $57.66 | $52.42 | $55.30 |
| 1/4/2010 | 3/31/2010 | $58.00 | $49.94 | $56.00 |
| 4/1/2010 | 6/30/2010 | $58.08 | $45.86 | $46.51 |
| 7/1/2010 | 9/30/2010 | $55.81 | $46.45 | $54.92 |
| 10/1/2010 | 12/31/2010 | $59.50 | $53.85 | $58.23 |
| 1/3/2011 | 3/31/2011 | $61.98 | $54.69 | $60.09 |
| 4/1/2011 | 6/30/2011 | $64.35 | $56.71 | $60.14 |
| 7/1/2011 | 9/30/2011 | $60.86 | $46.09 | $47.75 |
| 10/3/2011 | 12/30/2011 | $55.86 | $45.46 | $49.53 |
| 1/3/2012 | 3/30/2012 | $55.91 | $48.99 | $54.90 |
| 4/2/2012 | 6/29/2012 | $55.68 | $46.55 | $49.96 |
| 7/2/2012 | 9/28/2012 | $55.57 | $47.30 | $53.00 |
| 10/1/2012 | 12/31/2012 | $56.88 | $51.63 | $56.82 |
| 1/2/2013 | 3/29/2013 | $59.99 | $56.69 | $58.98 |
| 4/1/2013 | 6/28/2013 | $64.13 | $56.45 | $57.38 |
| 7/1/2013 | 9/30/2013 | $65.11 | $57.02 | $63.79 |
| 10/1/2013 | 12/31/2013 | $67.36 | $62.54 | $67.06 |
| 1/1/2014* | 1/9/2014* | $67.36 | $65.75 | $66.20 |

* This pricing supplement includes information for the first calendar quarter of 2014 for the period from January 1, 2014 through January 9, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

# INFORMATION RELATING TO THE RUSSELL 2000® INDEX

## Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of November 30, 2013 were: Financial Services, Producer Durables, Consumer Discretionary, Technology and Health Care.

*For more information about the RTY, see "The Russell 2000® Index" beginning on page S-21 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 9, 2009 through Janaury 9, 2014. The closing level for the RTY on January 9, 2014 was 1,158.35. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

## INFORMATION RELATING TO THE ISHARES® MSCI EMERGING MARKETS ETF

### Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of December 31, 2013, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey.

*For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement.*

### Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from January 9, 2009 through January 9, 2014. The closing price for the EEM on January 9, 2014 was $39.57. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EEM on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | $50.69 | $40.63 | $44.74 |
| 4/1/2008 | 6/30/2008 | $52.42 | $44.38 | $45.14 |
| 7/1/2008 | 9/30/2008 | $44.71 | $30.84 | $34.49 |
| 10/1/2008 | 12/31/2008 | $34.25 | $18.20 | $24.94 |
| 1/2/2009 | 3/31/2009 | $27.25 | $19.85 | $24.78 |
| 4/1/2009 | 6/30/2009 | $34.84 | $24.69 | $32.19 |
| 7/1/2009 | 9/30/2009 | $39.46 | $30.21 | $38.86 |
| 10/1/2009 | 12/31/2009 | $42.47 | $37.26 | $41.46 |
| 1/4/2010 | 3/31/2010 | $43.43 | $34.98 | $42.08 |
| 4/1/2010 | 6/30/2010 | $43.98 | $35.18 | $37.29 |
| 7/1/2010 | 9/30/2010 | $44.95 | $36.73 | $44.73 |
| 10/1/2010 | 12/31/2010 | $48.58 | $44.47 | $47.60 |
| 1/3/2011 | 3/31/2011 | $48.73 | $44.24 | $48.67 |
| 4/1/2011 | 6/30/2011 | $50.41 | $44.76 | $47.58 |
| 7/1/2011 | 9/30/2011 | $48.61 | $34.69 | $35.06 |
| 10/3/2011 | 12/30/2011 | $43.20 | $33.42 | $37.93 |
| 1/3/2012 | 3/30/2012 | $44.89 | $38.20 | $42.93 |
| 4/2/2012 | 6/29/2012 | $43.74 | $36.56 | $39.18 |
| 7/2/2012 | 9/28/2012 | $42.82 | $37.14 | $41.31 |
| 10/1/2012 | 12/31/2012 | $44.42 | $39.92 | $44.35 |
| 1/2/2013 | 3/29/2013 | $45.28 | $41.72 | $42.78 |
| 4/1/2013 | 6/28/2013 | $44.26 | $36.16 | $38.57 |
| 7/1/2013 | 9/30/2013 | $43.32 | $36.98 | $40.76 |
| 10/1/2013 | 12/31/2013 | $43.91 | $40.15 | $41.77 |
| 1/1/2014* | 1/9/2014* | $41.85 | $39.26 | $39.57 |

* This pricing supplement includes information for the first calendar quarter of 2014 for the period from January 1, 2014 through January 9, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

## THE SPX/EFA/RTY/EEM BASKET

The following graph illustrates the hypothetical daily historical performance of the SPX/EFA/RTY/EEM Basket from January 9, 2009 through January 9, 2014 based on information from the Bloomberg Professional® service, as if the level of the Basket was made to equal 100 on January 9, 2009. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Reference Asset Components and (ii) the assumption that no adjustment to the Official Closing Value occurred from January 9, 2009 through January 9, 2014 for any Reference Asset Component. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Reference Asset Components should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose up to 85% of your investment.



## EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this prcing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Asset Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Asset Component on the scheduled trading day immediately preceding the date of acceleration, the determination of that Reference Asset Component's relevant values will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Reference Asset Component occurring on that date.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public for distribution to other registered broker-dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the price to public set forth on the cover page of this pricing supplement. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of EFA or EEM (the "Underlying Shares") included in the Reference Asset). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or

exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities linked to the Reference Asset will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security linked to the Reference Asset will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the Reference Asset will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the relevant Underlying Shares at fair market value on the original issue date of such security for an amount equal to the relevant portion of the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

## VALIDITY OF THE SECURITIES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such securities will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

# TABLE OF CONTENTS

# HSBC USA Inc.

## $1,644,000 Buffered Accelerated Market Participation Securities™ Linked to a basket consisting of the S&P 500® Index, the iShares® MSCI EAFE ETF, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

### January 9, 2014

### PRICING SUPPLEMENT